23003032

ANNUAL REPORTS
FORM X-17A-5
PART III



FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Triton Pacific Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__1979 Port Locksleigh Place__
                            (No. and Street)

__Newport Beach__	__CA__	__92660__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert E. Davis Jr.__	__424-442-1370__	__rdavis@tritonpacifi__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__David Lundgren & Company Certified Public Accountants, Chartere__
                  (Name – if individual, state last, first, and middle name)

__505 North Mur-Len Road__	__Olathe__	__KS__	__66062__
(Address)	(City)	(State)	(Zip Code)
__01/05/2015__		__6075__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Robert S Davis Jr* , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *Tri Town Pacific (pp Tov* , as of *March 31* , 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE CALIFORNIA
ACKNOWLEDGMENT
DATE 3/31/23 INITL ᵖᵈ

Phil Hsu

Signature: _____

Title: *CEO*

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACKNOWLEDGMENT

State of California
County of _____ Orange _____)

On _March 31,_ _2023_ before me, _Philip Andrew Horn, Notary Public_____
(insert name and title of the officer)

personally appeared _Robert E. Davis Jr._____ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PHILIP ANDREW HORN
COMM. # 2423880
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm Exp Nov. 21, 2026

Signature _____Phil Horn_____ (Seal)

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2022

This report is deemed Public in accordance with Rule 17a-5(e)(3).

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of Triton Pacific Capital,
LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC. as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triton Pacific Capital, LLC management. Our responsibility is to express an opinion on Triton Pacific Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triton Pacific Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triton Pacific Capital, LLC's auditor since 2021.

Olathe, Kansas
March 29. 2023

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Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash and cash equivalents	$ 213,294
Securities	1,475,589
Placement fee receivable	1,293,102
Other assets and deposits	3,500
Furniture, fixtures and equipment	44,786
Total Assets	**$ 3,030,271**

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 353,387
Total Liabilities	**$ 353,387**
Member's Equity	**$ 2,676,884**
Total Liabilities and Member's Equity	**$ 3,030,271**

See accompanying notes to the financial statements.

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Note 1 – Organization and Nature of Business

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company does not hold customer funds and/or securities and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Agency ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company provides private placement capital raising services to clients in the alternative asset sector.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company does not hold customer funds and/or securities. The Company currently conducts two types of business as a securities broker-dealer.

- Private placements of securities
- Provides capital raising services to the real estate, private equity, energy, credit and infrastructure sector

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company operates under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Revenue Recognition – The Company is engaged to assist clients in raising capital from institutional investors in a client sponsored investment vehicle. Each investor does their own due diligence and evaluation regarding the investment vehicle and makes their own unilateral decision to invest or not to invest. All such transactions are private placements (Reg. D exempt). The Company is paid its fees over a one to four year time frame, and the fees are by its clients, not the investor. The Company also receives retainers that are paid monthly or quarterly. To the extent that the fee exceeds the amount of the retainer, the retainer is credited (offset) against the payment of the fee over the term of the fee payment. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when evidence of an arrangement exists; the fee is fixed or able to be determinable; performance has occurred; and collectability is reasonably assured. Revenue is recorded when payment is received and deposited. It "earns" its fee upon the closing of a legally binding capital commitment from an investor to one of the client sponsored investment vehicles for which the Company was engaged to assist in raising capital.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be

developed based on the best information available in the circumstances and may include the Company's own data.)

Triton Pacific Capital, LLC
Notes to Financial Statements
December 31, 2022

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

Assets	Level 1	Level 2	Level 3	Total
Cash	$253,807	-	-	$253,807
Securities	$1,475,589	-	-	$1,475,589

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2022, the Company had net capital of $ 1,213,406 which was $1,189,487 in excess of its required net capital requirement of $23,559. The Company's percentage of aggregate indebtedness, $353,387, to net capital was 29.12%.

Note 5 – Income Taxes

For the year ended December 31, 2022, the Company recorded gross receipts tax of $2,500.

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Triton Pacific Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 6 – New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued ASU 2016-2, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not a party, either directly, or indirectly, to any lease agreements.

Note 7 – Related Parties

The Firm currently leases office space in a location that is owned by the Firm's CEO. The arrangement is documented by a lease agreement and the lease obligation appears in the books and records of the Firm.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through March 29, 2023, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Capital, LLC
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Capital, LLC
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2022

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).